EXHIBIT (c)

Claymore Advisors, LLC Proxy Voting Policy

Advisers Act Rule 206(4)-6: Proxy Voting By Investment Advisers

Claymore Advisors, LLC (“Claymore”), a registered investment adviser, accepts and exercises proxy voting authority over client securities. Exercising proxy voting authority places a fiduciary obligation on Claymore to act in the best interest of its clients. To ensure that this obligation is met, the firm has adopted and implemented the following policies and procedures:

I.	Material Conflicts

Claymore has selected an independent third party, Institutional Shareholder Services (ISS), to perform proxy voting responsibilities on client securities. ISS will vote these client securities in accordance with its proprietary pre-determined policy thus ensuring that the votes are not result of any conflict of interest between the adviser and it clients.

The proprietary, pre-determined proxy voting policy of ISS is available in summary form. This summary is a condensed version of all proxy voting recommendations contained in the ISS Proxy Voting Manual and is attached to this policy as Appendix I. These guidelines offer information on how ISS will vote a proxy ballot (in favor of or against management) on various business topics in a host of situations.

II.	Disclosure of Voting Record to Clients

In accordance with SEC regulation, Claymore will file, on an annual basis, a Form N-PX with the SEC. Form N-PX details the proxy voting record for all securities on which Claymore as adviser for the separately managed accounts and wrap accounts and for which the Claymore Funds have voted in the past calendar year. Form N-PX is available through the SEC Edgar database and is also posted on Claymore’s website at the following address for ease of client review:

http://www.claymore.com/ryj/Files/RYJ/RYJ%20Filed.pdf

II.	Description and Provision of Proxy Voting Policies and Procedures to Clients

A brief description of Claymore’s Proxy Voting Policies and Procedures will be posted in close proximity to other Fund-specific product information on Claymore’s website. Underneath this brief description, Claymore will provide contact information for clients seeking a written copy of our policies and procedures in addition to our independent third party proxy voting service’s voting guidelines.

Advisers Act Rule 204-2: Recordkeeping Requirements for Proxy Voting Records

Claymore will maintain the following records for five years in an easily accessible place, the first two years in its office:

A.	Claymore’s proxy voting policies and procedures as well as the voting guidelines of the proxy service, ISS.

B.	Claymore’s proxy service, ISS, will make and retain on Claymore’s behalf copies of proxy statements regarding client securities as it has contracted with ISS to have copies of these statements available promptly on request.

C.	Claymore’s proxy services, ISS, will make and retain a record of votes cast on behalf of Claymore’s clients. Claymore has contracted with ISS to make these voting records available promptly upon request.

D.	Records of written client requests for voting information and all written responses to the client requests (written or verbal) from Claymore.

E.	Any other documents created by the Adviser that was material to making a decision or memorializing the basis of a decision on how to vote proxies on behalf of a client.